VIA EDGAR
May 26, 2023
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Patrick Fullem

Re:     NVIDIA Corporation
Registration Statement on Form S-3
Filed February 28, 2023
File No. 333-270119
Acceleration Request
Requested Date:     May 31, 2023
Requested Time:    5:00 P.M. Eastern Daylight Time
Dear Mr. Fullem:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-270119) (the “Registration Statement”) to become effective on May 31, 2023 at 5:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Eric Jensen, John McKenna and Natalie Karam of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Natalie Karam at (650) 843-5778, or, in her absence, John McKenna at (650) 843-5059.

Very truly yours,

NVIDIA Corporation

By:	/s/ Colette M. Kress
Colette M. Kress
Executive Vice President and Chief Financial Officer

cc:
Timothy S. Teter, Executive Vice President, General Counsel and Secretary
Rebecca Peters, Vice President, Deputy General Counsel and Assistant Secretary
Eric C. Jensen, Cooley LLP
John T. McKenna, Cooley LLP
Natalie Y. Karam, Cooley LLP